UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

China Yuchai International Limited

(Name of Issuer)

Common Stock, par value US$0.10 per share

(Title of Class of Securities)

G21082105

(CUSIP Number)

David Cheng

David R. Brown

Nixon Peabody LLP

One Embarcadero Center

San Francisco, CA 94111 USA

(415) 984-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21082105	Page 2 of 12

1.	Name of Reporting Person Coomber Investments Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,435,341 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,341 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,435,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.2% (1)
14.	Type of Reporting Person (see instructions) CO

(1) Ownership and voting percentages are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2023 (the “Annual Report”).

CUSIP No. G21082105	Page 3 of 12

1.	Name of Reporting Person Goldman Industrial Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,435,341 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,341 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,435,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.2% (1)
14.	Type of Reporting Person (see instructions) CO

(1) Ownership and voting percentages are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2023 (the “Annual Report”).

CUSIP No. G21082105	Page 4 of 12

1.	Name of Reporting Person Guangxi Yuchai Machinery Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,435,341 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,341 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,435,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.2% (1)
14.	Type of Reporting Person (see instructions) CO

(1) Ownership and voting percentages are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2023 (the “Annual Report”).

CUSIP No. G21082105	Page 5 of 12

1.	Name of Reporting Person State-Owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,435,341 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,341 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,435,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.2% (1)
14.	Type of Reporting Person (see instructions) CO

(1) Ownership and voting percentages are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2023 (the “Annual Report”).

CUSIP No. G21082105	Page 6 of 12

1.	Name of Reporting Person Guangxi Beitou Heying Industrial Investment Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,435,341 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,341 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,435,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.2% (1)
14.	Type of Reporting Person (see instructions) CO

(1) Ownership and voting percentages are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2023 (the “Annual Report”).

CUSIP No. G21082105	Page 7 of 12

1.	Name of Reporting Person Guangxi Industrial Investment and Development Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,435,341 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,341 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,435,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.2% (1)
14.	Type of Reporting Person (see instructions) CO

(1) Ownership and voting percentages are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2023 (the “Annual Report”).

CUSIP No. G21082105	Page 8 of 12

1.	Name of Reporting Person State Owned Assets Supervision and Administration Commission of the People’s Government of Yulin City
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,435,341 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,435,341 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,435,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.2% (1)
14.	Type of Reporting Person (see instructions) CO

(1) Ownership and voting percentages are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 26, 2023 (the “Annual Report”).

CUSIP No. G21082105	Page 9 of 12

The Statement on Schedule 13D dated February 28, 2024 relating to shares of Common Stock of China Yuchai International Limited (“CYI”), the subject of the following reports on Schedule 13D and filed with the United States Securities and Exchange Commission (the “SEC”):

1.	Schedule 13D filed December 16, 2002 by Goldman Industrial Ltd. (“Goldman”), and Coomber Investment Limited (“Coomber”);
2.	Schedule 13D/A (Amendment No. 1) filed June 23, 2003 by Coomber, Goldman, Zhong Lin Development Company Limited (“Zhong Lin”), Guangxi Yuchai Machinery Group Company (formerly referred to in such Schedule 13D as “Guangxi Yuchai Machinery State Holding Company” and referred to herein as “GY Group”), Qin Xiaocong (“Qin”), Zhu Guoxin (“Zhu”) and Yuan Xucheng (“Yuan”);
3.	Schedule 13D/A (Amendment No. 2) filed July 9, 2003 by Coomber, Goldman, Zhong Lin, GY Group, Qin, Zhu and Yuan;
4.	Schedule 13D/A (Amendment No. 3) filed August 5, 2003 by the foregoing reporting persons;
5.	Schedule 13D/A (Amendment No. 4) filed December 23, 2003 by the foregoing reporting persons;
6.	Schedule 13D/A (Amendment No. 5) filed March 12, 2004 by the foregoing reporting persons;
7.	Schedule 13D/A (Amendment No. 6) filed February 15, 2005 by the foregoing reporting persons;
8.	Schedule 13D/A (Amendment No. 7) filed April 18, 2005 by the foregoing reporting persons;
9.	Schedule 13D/A (Amendment No. 8) filed August 9, 2006 by the foregoing reporting persons;
10.	Schedule 13D/A (Amendment No. 9) filed September 29, 2006 by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu, Yuan, Zhang Shiyong and Du Futian (removing Zhong Lin, Qin and Zhu as Reporting Persons and adding Zhang Shiyong and Du Futian as Reporting Persons);
11.	Schedule 13D/A (Amendment No. 10) filed February 14, 2012 by Goldman, Coomber, and GY Group, (removing Yuan, Zhang Shiyong and Du Futian as Reporting Persons);
12.	Schedule 13D/A (Amendment No. 11) filed March 23, 2012 by Goldman, Coomber, and GY Group;
13.	Schedule 13D/A (Amendment No. 12) filed December 18, 2012 by Goldman, Coomber, and GY Group; and
14.	Schedule 13D/A (Amendment No. 13) filed February 13, 2020 by Goldman, Coomber, GY Group, the State Owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region (“Guangxi SASAC”), Beibu Gulf Industry Investment Fund Limited Partnership (“Beibu Gulf”), Guangxi Industrial Development Co., Ltd. (“Guangxi ID”), and the State Owned Assets Supervision and Administration Commission of the People’s Government of Yulin City (“Yulin SASAC”) (adding Guangxi SASAC, Beibu Gulf, Guangxi ID and Yulin SASAC as Reporting Persons).

Collectively, the foregoing are referred to herein as the “Existing Schedule 13D Filings.” Capitalized terms used without definition in this Schedule 13D (Amendment No. 14) have the meanings set forth in the Existing Schedule 13D Filings.

The Existing Schedule 13D Filings are hereby amended with respect to the items set forth below.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D/A (Amendment No. 14) are (1) the Reporting Persons who filed the most recent of the Existing Schedule 13D Filings, and (2) their affiliate, Guangxi Beitou Heying Industrial Investment Partnership (Limited Partnership) (“Beitou Heying”), as successor in interest to Beibu Gulf Industry Investment Fund Limited Partnership (“Beibu Gulf”) as an owner of GY Group, effective as of June 29, 2023. Collectively, such persons and entities filing this Schedule 13D/A (Amendment No. 14) are referred to herein as the “Reporting Persons” and each a “Reporting Person”.

(b) The address of the principal place of business for the Reporting Persons is c/o Coomber Investments Limited, 11th Floor, Tern Centre, Tower II, 251 Queen’s Road Central, Hong Kong, China.

(c) The principal occupation of the Reporting Persons is engaging in the business of making investments.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Person is a Chinese company or a British Virgin Islands company, as set forth for each on the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

a.	As described below in Item 4, on June 17, 2002, Coomber acquired a total of 7,300,000 Common Shares in exchange for the transfer to the Issuer of an equal number of shares of Diesel Machinery (BVI) Limited, a British Virgin Islands company (“DML”). The shares of DML so exchanged were acquired using Coomber’s general working capital.

b.	At various times after that date but prior to the 60th day preceding the date of this report, Coomber acquired a total of 135,351 additional shares in open market purchases. These purchases were funded using Coomber’s general working capital.

c.	Within the 60 days preceding the date of this report, Coomber acquired no additional shares.

Item 4.	Purpose of Transaction.

The purpose of this Schedule 13D (Amendment No. 14) is to report (a) Coomber’s acquisition of additional Common Shares and (b) a change in the identity of one of the Reporting Persons, namely (i) the termination of Beibu Gulf as a Reporting Person, effective as of June 29, 2023 and (ii) the commencement of Beitou Heying’s status as a Reporting Person, effective as of June 29, 2023.

Coomber acquired its positions in the Common Shares for investment purposes. Coomber acquired the Common Shares from the Issuer and from market participants through a combination of a private transaction completed on June 17, 2002 (7,300,000 shares), and open-market purchases (135,351 shares) conducted on or prior to November 14, 2023, as described in Item 3(b).

Mr. Li Hanyang, who is an officer and director of certain of the Reporting Persons, also serves as a member of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, in his capacity as a director of the Issuer, he may be entitled to receive cash fees for attendance at meetings of the Issuer’s Board of Directors.

The Reporting Persons may, from time to time, acquire additional Common Shares or sell all or a portion of the Common Shares held by the Reporting Persons in the open market or in privately negotiated transactions, or may distribute the Common Shares held by the Reporting Persons to its shareholders. Any actions the Reporting Persons might undertake will be dependent upon its review of numerous factors, including, among other things, the market prices of the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investors’ need for liquidity, and other future developments.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

As of February 28, 2024, Coomber held 7,435,341 Common Shares, representing approximately 18.2% of the Issuer’s outstanding Common Shares.

The ownership percentages and voting percentages set forth in this Schedule 13D (Amendment No. 14) are based upon 40,858,290 of the Issuer’s Common Shares outstanding as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F, filed with the Commission on April 26, 2023.

(a)	See Rows 11 and 13 of the cover page, which information is incorporated herein by reference.

(b)	See Rows 7, 8, 9, and 10 of the cover page, which information is incorporated herein by reference.

(c)	See Item 3 above, which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 29, 2023, Beibu Gulf transferred all of its shares in GY Group to Beitou Heying, and, as a result, Beitou Heying became obligated to become a Reporting Person, and Beibu Gulf was no longer a Reporting Person hereunder. Following such transaction, ownership in GY Group is as follows: Guangxi SASAC, 86.91%, Yulin SASAC, 1.31%, Beitou Heying, 6.54% and Guangxi ID, 5.24%.

All of the Reporting Parties are party to that certain Joint Filing Agreement further described in response to Item 7.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

COOMBER INVESTMENTS LIMITED

By:	/s/ Ling Guangjian
Name:	Ling Guangjian
Title:	Director

GOLDMAN INDUSTRIAL LTD.

By:	/s/ Ling Guangjian
Name:	Ling Guangjian
Title:	Director

GUANGXI YUCHAI MACHINERY GROUP CO., LTD.

By:	/s/ Li Hanyang
Name:	Li Hanyang
Title:	Chairman

STATE OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE’S GOVERNMENT OF GUANGXI ZHUANG AUTONOMOUS REGION

By:	/s/ Pan Shiqing
Name:	Pan Shiqing
Title:	Director

GUANGXI BEITOU HEYING INDUSTRIAL INVESTMENT PARTNERSHIP (LIMITED PARTNERSHIP)

By:	/s/ Yang Zhao
Name:	Yang Zhao
Title:	Representative of the Managing Partner

GUANGXI INDUSTRIAL INVESTMENT AND DEVELOPMENT CO., LTD.

By:	/s/ Zhang Xinlin
Name:	Zhang Xinlin
Title:	Chairman

STATE OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE’S GOVERNMENT OF YULIN CITY

By:	/s/ Zhang Chongxian
Name:	Zhang Chongxian
Title:	Director